D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Northern Dynasty Minerals Ltd. (“the Company”)

Dear Sirs

We consent to the use of our report on the financial statements of the Company, as at and for the fiscal year ended December 31, 2006, dated March 16, 2007 and included in this annual report on Form 40-F.

Yours very truly,

“De Visser Gray LLP”

Chartered Accountants

Vancouver, Canada
April 2, 2007